CANCELLATION AGREEMENT

THIS AGREEMENT is made and entered into this 30th day of September, 2005, to be effective as of June 30, 2005 (the "Effective Date"), by and between Tagalder Global Investment, Inc., a Delaware corporation, ("TGI"), Tagalder C3 Holdings, Inc., a British Virgin Islands corporation ("Tagalder"), TG Wanasports Management Holdings Limited, Rich Key International Investment Limited, John Chi-Yeung Chiu, Au Kin-Wai, Fan Sze-Leung, Yu Yang-Chien and Li Sze-Tang (collectively referred to as the "Shareholders").

RECITALS

The parties executed an Agreement for Share Exchange dated June 27, 2005, pursuant to which TGI agreed to acquire 1,000 shares of Tagalder from the Shareholders, representing all of Tagalder's issued and outstanding stock, in exchange for the issuance of 50,000,000 shares of TGI common stock.

The parties completed the exchange of shares pursuant to the Agreement for Share Exchange on June 30, 2005.

The parties have determined that it would be in their mutual best interests to rescind the share exchange transaction effective retroactively to June 30, 2005.

NOW THEREFORE, in consideration of the foregoing, and in consideration of the mutual covenants and promises hereinafter set forth, it is agreed as follows:

1. Cancellation of Share Exchange. The share exchange transaction between the parties, completed pursuant to and in accordance with the terms of an Agreement for Share Exchange, dated June 27, 2005, is hereby rescinded and cancelled as of the Effective Date.

2. Transfer or Reconveyance of Shares. By execution of this Agreement, TGI and the Shareholders hereby mutually agree to convey and transfer to the shares of stock of Tagalder C3 Holdings Inc. and the subsidiaries of Tagalder C3 Holdings Inc., including, ATG Holdings Limited, Hopeful Asia Limited, Solomon Software (HK) Limited and Caedac Software Consultants Limited, currently held by TGI, back to the Shareholders as follow:

Tagalder C3 Holdings Inc.	:	490 shares	TG Wanasports Management Holdings Limited at $1.00 per share
		480 shares	Rich Key International Investment Limited at $1.00 per share
		30 shares	First Asia Private Equity Investment Limited at $1.00 per share
ATG Holdings Limited	:	10,000 shares	John Chi-Yeung Chiu
Hopeful Asia Limited	:	100 shares	Tagalder C3 Holdings Inc.
Fujia Coking and Chemical Company Limited	:	100% ownership	ATG Holdings Limited
Solomon Software (HK) Limited	:	250,000 shares	Fan Sze-Leung

	250,000 shares	Yu Yang-Chien
Caedac Software Consultants Limited	40,000 shares	Au Kin-Wai
	180,000 shares	Fan Sze-Leung
	180,000 shares	Yu Yang-Chien

The Shareholders, in exchange, transfer and conveyance to TGI of a total 50,000,000 shares of TGI currently held by the Shareholders. The transfer and conveyance of shares between the parties shall be made in accordance with the following schedule:

Name	Number of Shares of TGI
TG Wanasports Management Holdings Limited	15,323,000
Rich Key International Investment Limited	14,840,100
John Chi-Yeung Chiu	9,074,400
Au Kin-Wai	364,800
Fan Sze-Leung	4,354,800
Yu Yang-Chien	4,354,800
Li Sze-Tang	1,688,100

3. Cancellation of TGI Shares. Upon conveyance to TGI of a total of 50,000,000 of its shares in accordance with the provisions of paragraph 2 hereof, such shares shall be cancelled and returned to the status of authorized but unissued shares. Such cancellation of shares shall be retroactive to June 30, 2005.

4. RESERVED

5. Representations and Warranties of Tagalder and the Shareholders. By execution of this Agreement Tagalder and the Shareholders represent and warrant as follows:

(i) From the date of closing under the Agreement of Share Exchange through the date of execution of this Agreement they have not incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which are required to be reflected or reserved against on TGI's financial statements.

(ii) There is no suit, action or proceeding pending, or, to their knowledge threatened against or affecting TGI.

(iii) They have full power and authority to execute this agreement and to carry out their obligations hereunder.

(iv) The shares of TGI to be conveyed or transferred to TGI by the Shareholders in accordance with the terms of this Agreement, are free and clear of any liens, claims, options, charges or encumbrances of any nature, and each of the Shareholders has the unqualified right to sell, assign, transfer and convey such shares to TGI pursuant to, and in accordance with, the terms of this Agreement. Upon such transfer or conveyance, TGI will acquire good and valid title to such shares, free and clear of all liens, claims, options, charges and encumbrances of any nature.

6. Representations and Warranties of TGI. By execution of this Agreement TGI represents and warrants as follows:

(i) From the date of closing under the Agreement of Share Exchange through the date of execution of this Agreement it has not incurred any liabilities or obligations (absolute, accrued, contingent or otherwise) which are required to be reflected or reserved against on Tagalder's financial statements.

(ii) There is no suit, action or proceeding pending, or, to their knowledge threatened against or affecting Tagalder or its assets.

(iii) It has full power and authority to execute this agreement and to carry out its obligations hereunder.

(iv) The shares of Tagalder to be conveyed or transferred from TGI to the Shareholders in accordance with the terms of this Agreement, are free and clear of any liens, claims, options, charges or encumbrances of any nature, and TGI has the unqualified right to sell, assign, transfer and convey such shares to the Shareholders pursuant to, and in accordance with, the terms of this Agreement. Upon such transfer or conveyance, the Shareholders will acquire good and valid title to such shares, free and clear of all liens, claims, options, charges and encumbrances of any nature.

7. Cooperation. By execution of this Agreement, Tagalder and the Shareholders agree, for themselves and for their affiliates, that following the date of execution of this Agreement they shall each make such individual filings as may be required under the rules and regulations of the U.S. Securities and Exchange Commission to report the transactions described herein, and that they shall execute such documents and take such steps as may otherwise be necessary to appropriate in order to enable TGI to complete any and all required filings with the U.S. Securities and Exchange Commission, and to complete any and all other required corporate actions or corporate filings for the period from December 31, 2004, through and including the date of this Agreement.

8. Mutual Release. Except for their respective liabilities and obligations under the terms of this Agreement which shall remain fully enforceable, by execution of this Agreement, TGI agrees, for itself and for its officers, directors, agents, employees and affiliates, to release Tagalder and the Shareholders, and Tagalder and the Shareholders agree for themselves, and for their officers, directors, agents, employees and affiliates, to release TGI, from any and all claims, demands, liabilities and causes of action arising out of, or in any way related to, the execution of the Agreement for Share Exchange and the closing of the share exchange transaction thereunder.

9. Costs and Expenses. Except to the extent otherwise specified herein, each party shall bear its own costs and expenses related to the transactions described herein. However, TGI Media shall pay to Solomon Software (HK) Ltd. US$7,500 as conclusive settlement. Furthermore, ATG Holdings Limited, Solomon Software (HK) Limited and Caedac Software Consultants Limited shall bear their own stamp duties payable to Hong Kong government in connection with the transfer of the shares of their respective companies.

10. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware.

11. Facsimile Signatures and Counterparts. For purposes of execution of this Agreement, facsimile signatures shall be deemed to be originals. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart

12. Entire Agreement; No Third Party Beneficiaries; Rights of Ownership. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

IN WITNESS WHEREOF, this Agreement is executed as of September 30, 2005, to be effective as of June 30, 2005.

TAGALDER GLOBAL INVESTMENT, INC.

By: ______________________

SHAREHOLDERS

TG Wanasports Management Holdings Limited
By: Chun Ka Tsun, Authorized Officer

Rich Key International Investment Limited
By: Chan Tsz King, Authorized Officer

By: John Chi-Yeung Chiu

By: Au Kin-Wai

By: Fan Sze-Leung

By: Yu Yang-Chien

By: Li Sze-Tang